John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

August 16, 2024

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street NE Washington, DC 20549

Re:	Cheer Holding, Inc.

Amendment No. 2 to Registration Statement on Form F-3

Filed July 22, 2024

File No. 333-279221

Dear Sir/Madam:

On behalf of Cheer Holding, Inc. (the “Company”), we are responding to the Staff’s comment letter dated August 5, 2024, related to the above referenced Amendment No. 2 to Registration Statement on Form F-3. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 2 to Registration Statement on Form F-3

General

1.	We note your response to prior comment 2 and your representations in your response that NFTs on CheerReal cannot be transferred outside of the platform and that CheerReal does not support any other forms of value transfer or transaction involving its NFTs. We also note that page 12 of your Form 20-F for the fiscal year ended December 31, 2023 states that you are developing and maintaining “a marketplace where [y]our users can trade, purchase and sell their NFTs.” Please reconcile your response to prior comment 2 with this disclosure in your Form 20-F. Please confirm, if true, that there is an outright prohibition on reselling the NFTs purchased on CheerReal.

RESPONSE:

In response to the Staff’s comments, the Company respectfully advises the staff that there is an outright prohibition on reselling the NFTs purchased on CheerReal. The Company further confirms that in response to the Staff’s previous comments, the Company has already revised its risk factors disclosures on page 24 to Amendment No. 2 to Form F-3 for the development of CheerReal to clarify that it is using a third-party blockchain, and that no resales of NFTs purchased on CheerReal is allowed. As such, the Company believes that the revisions made in the Form F-3, which was filed subsequent to its Form 20-F, has updated and clarified its previous disclosure in the Form 20-F to confirm that there is an outright prohibition on reselling NFTs on purchased on CheerReal.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA ● MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA ● OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

U.S. Securities and Exchange Commission

August 16, 2024

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com